

EAGLE GROWTH SHARES, INC.
1200 NORTH FEDERAL HIGHWAY
SUITE 424
BOCA RATON, FL 33432
(561) 395-2155

OFFICERS
Donald H. Baxter
    Chairman and President
Ronald F. Rohe
    Vice President/Secretary/Treasurer

ADMINISTRATIVE STAFF
Keith A. Edelman
    Director of Operations
Diane M. Sarro
    Director of Shareholder Services

DIRECTORS
Donald H. Baxter
Thomas J. Flaherty
James Keogh
Kenneth W. McArthur
Robert L. Meyer
Donald P. Parson

You will find important information about EAGLE GROWTH SHARES, INC. — its investment policy and management, past record, the method of calculating the per-share net asset value and the sales commission included in the public offering price — in the current prospectus. This report is submitted for the general information of the Fund's shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

EAGLE GROWTH SHARES I N C

SEMI-ANNUAL REPORT

May 31, 2001

EAGLE GROWTH SHARES, INC.

PRESIDENT'S LETTER — July 6, 2001

Dear Shareholders,

The investment style of Eagle Growth Shares is aggressive growth. We began the fiscal year 97.1% invested in equities. We ended the half year 96.2% invested in equities.

During this period, the computer industry's book to bill ratio hit 42 percent, the lowest index level since its inception. Bulls trust the Fed to cut interest rates enough to help the economy. Certainly the Fed has given every indication it will move aggressively if more troubling economic statistics appear.

The first quarter saw worker productivity register its sharpest decline in eight years while upward wage pressure caused the largest jump in labor costs in over a decade. The Labor Department reported productivity falling at an annual rate of 1.2% in the first quarter of 2001, after rising at a rate of 2% in the last quarter of 2000. Unit labor costs, a key gauge of inflationary pressure, soared 6.3% annually versus a 4.5% advance in the last quarter of 2000.

The report highlights the dilemma facing the Federal Reserve. Slumping productivity argues for cutting interest rates while rising labor costs argue against it. Economics question whether dropping productivity and increasing wage inflation represent an anomaly or a precursor to more corrosion in the economy. We realize that declining productivity and increasing wage costs may squeeze corporate profits and shall judge any further actions with this in mind.

The additions and deletions to the portfolio do not represent an investing theme but rather individual decisions in response to opportunities presented by chaotic markets.

We now watch to see if interest rate cuts will improve the economy or if economic decline will continue. We are reminded of waiting in the dentist's chair for the novocaine to take effect.

Historically, the market has moved ahead of the economy by six to nine months. We expect history to repeat itself, presenting new opportunities ahead.

Very truly yours,

Donald H. Baxter

Donald H. Baxter
President

EAGLE GROWTH SHARES, INC.

PORTFOLIO OF INVESTMENTS — MAY 31, 2001

Shares		Value
	COMMON STOCKS—96.2%	
	AEROSPACE/DEFENSE—4.1%	
1,500	*Alliant Techsystems Inc	$ 143,040
	AUTO DEALERSHIPS—2.2%	
3,000	*Group 1 Automotive, Inc.	76,500
	BUSINESS SUPPLIES & SERVICES—4.3%	
8,000	Harland (John H.) Co. . .	150,560
	BROADCASTING/CABLE TV—5.9%	
8,000	*AT&T Liberty Media Group, Cl ''A''	134,800
1,000	*Cablevision NY Group, . .	56,850
500	*Rainbow Media Group . .	12,050
		203,700
	CONGLOMERATES—2.6%	
4,000	Federal Signal Corp.	90,040
	CONSTRUCTION—3.2%	
3,000	Lennar Corp.	111,000
	CONSUMER PRODUCTS—4.8%	
7,000	*Elizabeth Arden, Inc. . . .	168,350
	DIVERSIFIED ELECTRONICS—1.8%	
3,000	*Maxwell Technologies, Inc.	63,180
	FINANCIAL SERVICES—9.5%	
3,000	Federal Home Loan Mortgage Corp.	198,600
2,000	First Data Corp.	131,220
		329,820
	FOOD DISTRIBUTION—7.2%	
3,000	Fleming Cos. Inc.	95,310
6,000	*Performance Food Group Co.	154,020
		249,330
	GAS UTILITIES—4.0%	
6,000	Southwest Gas Corporation	138,780
	HEALTH CARE PLANS—1.4%	
5,000	*Humana, Inc.	47,750

Shares			Value
	INSURANCE—4.7%		
1,000	*First Health Group Corp. .		$ 50,200
3,400	Leucadia National Corp. .		113,220
			163,420
	MEDICAL EQUIPMENT & SUPPLIES—2.4%		
3,000	*STERIS Corp.		51,900
3,000	*Thoratec Corporation		32,700
			84,600
	REAL ESTATE—8.2%		
5,000	LNR Property Corporation		155,500
10,000	United Dominion Realty Trust, Inc.		131,600
			287,100
	RECREATIONAL VEHICLES—3.3%		
6,000	Winnebago Industries, Inc.		114,240
	RETAIL SPECIALTY—10.5%		
3,000	*BJs Wholesale Club		146,250
4,000	*Copart, Inc.		96,000
35,000	*OfficeMax, Inc.		124,250
			366,500
	TECHNICAL SERVICES—2.3%		
2,000	*CACI International Inc., Cl ''A''		81,400
	TOYS & GAMES—2.6%		
5,000	Mattel, Inc.		89,000
	UTILITIES—6.3%		
11,000	*Southern Union Co.		218,460
	WASTE MANAGEMENT SERVICES—4.9%		
4,000	*Stericycle Inc		171,320
	Total Value of Investments (Cost $2,149,564)	96.2%	3,348,090
	Other Assets, less Liabilities	3.8	132,225
	Net Assets	100.0%	$3,480,315

*Non-income producing security

See notes to financial statements

EAGLE GROWTH SHARES, INC.

STATEMENT OF ASSETS AND LIABILITIES — MAY 31, 2001

ASSETS

Investments in securities, at value (identified cost $2,149,564) (Note 1-A)		$3,348,090
Cash		574,217
Other assets		1,782
Total Assets		3,924,089

LIABILITIES

Payable for investment securities purchased	$425,411	
Payable for capital stock redeemed	13,044	
Accrued advisory and administrative fees	2,901	
Other accrued expenses	2,418	
Total Liabilities		443,774

NET ASSETS $3,480,315

NET ASSET VALUE PER SHARE

($3,480,315 ÷ 237,325 shares outstanding)
10,000,000 shares authorized, $0.10 par value (Note 2) $14.66

NET ASSETS CONSIST OF:

Capital paid in	$2,078,006
Undistributed net investment deficit	(29,254)
Accumulated net realized gain on investments	233,037
Net unrealized appreciation in value of investments	1,198,526
Total	$3,480,315

SAMPLE PRICE COMPUTATION

Net asset value per share	$14.66
Sales commission: 8½% of offering price*	1.36
Offering price (adjusted nearest cent)	$16.02
Redemption price	$14.66

*On purchases of $10,000 or more the offering price is reduced.

See notes to financial statements

3

EAGLE GROWTH SHARES, INC.

STATEMENT OF OPERATIONS — SIX MONTHS ENDED MAY 31, 2001

INVESTMENT INCOME

Income:

Dividends	$ 13,560	
Interest	6,109	
TOTAL INCOME		$ 19,669
Expenses (Note 4):		
Investment advisory fee	12,332	
Professional fees	12,131	
Registration fees	7,290	
Transfer agent and dividend disbursing agent's fees and expenses	5,460	
Administrative fee	4,111	
Reports and notices to shareholders	3,167	
Custodian fees	2,637	
Other expenses	2,977	
TOTAL EXPENSES	50,105	
Less: Custodian fees paid indirectly	1,182	48,923
INVESTMENT INCOME—NET		(29,254)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 3):

Net realized gain on investments	231,769	
Net unrealized appreciation of investments	386,257	
Net gain on investments		618,026

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS

	$588,772

See notes to financial statements

4

EAGLE GROWTH SHARES, INC.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2001	Year Ended November 30, 2000
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS		
Net investment loss	$ (29,254)	$ (31,700)
Net realized gain on investments	231,769	2,179
Net unrealized appreciation of investments	386,257	128,160
Net increase in net assets resulting from operations	588,772	98,639
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	—	(3,469)
Net realized gain on investments	—	(194,646)
CAPITAL SHARE TRANSACTIONS		
Increase in net assets resulting from capital share transactions (Note 2)	17,244	67,150
Net increase (decrease) in net assets	606,016	(32,326)
NET ASSETS		
Beginning of year	2,874,299	2,906,625
End of period (including undistributed net investment income (deficit) of ($29,254) and $0, respectively)	$3,480,315	$2,874,299

See notes to financial statements

EAGLE GROWTH SHARES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Eagle Growth Shares, Inc. (the "Fund") is registered under the Investment Company Act of 1940, as a diversified open-end management investment company. The Fund's investment objective is to achieve growth of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

A. Security Valuation - securities listed on national exchanges or the NASDAQ National Market are valued at the closing sales price on May 31, 2001. Short-term obligations are stated at amortized cost which approximates fair value.

B. Federal Income Taxes - no provision has been made for Federal income taxes on net income or capital gains, since it is the policy of the Fund to continue to comply with the special provisions of the Internal Revenue Code applicable to investment companies and to make sufficient distributions of income and capital gains to relieve it from all, or substantially all, such taxes.

C. Distributions to Shareholders - the Fund distributes its net investment income, if any, and net realized gains annually. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

D. Use of Estimates - the preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual amounts could differ from those estimates.

E. Other - security transactions are accounted for on the date the securities are purchased or sold. Cost is determined, and gains and losses are based, on the identified cost basis for both financial statement and Federal income tax purposes. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income and estimated expenses are accrued daily.

2. Capital Stock

At May 31, 2001 there were 237,325 shares outstanding. Transactions in capital stock were as follows:

	Six Months Ended May 31, 2001		Year Ended November 30, 2000	
	Shares	Amount	Shares	Amount
Capital stock sold............................	14,454	$ 194,625	24,166	$ 282,086
Capital stock issued in reinvestment of distributions	—	—	15,617	191,787
Capital stock redeemed	(12,911)	(177,381)	(34,597)	(406,723)
Net increase.............................	1,543	$ 17,244	5,186	$ 67,150

6

EAGLE GROWTH SHARES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Purchases and Sales of Securities

For the six months ended May 31, 2001, purchases and sales of securities, other than United States Government obligations and short-term notes, aggregated $1,089,276 and $1,148,518 respectively.

At May 31, 2001, the cost of investments for Federal income tax purposes was $2,149,564. Accumulated net unrealized appreciation on investments was $1,198,526 consisting of $1,218,517 gross unrealized appreciation and $19,991 gross unrealized depreciation.

4. Investment Advisory and Other Transactions with Affiliates

Baxter Financial Corporation (BFC) is the investment advisor and the administrator of the Fund.

As investment advisor, BFC supervises the Fund's investments on a continuous basis and provides the Fund with investment advice and recommendations for an annual fee equal to .75% of the first $200 million of net assets, .625% of net assets between $200 million and $400 million, and .50% of net assets in excess of $400 million.

As the Fund's administrator, BFC is responsible for providing overall supervision of the Fund's administrative operations and receives an annual fee of .25% of the average net assets of the Fund.

Both the investment advisory fee and the administrative fee are payable monthly, based on month-end net asset values of the Fund.

BFC also serves as the underwriter of the Fund. For the six months ended May 31, 2001, BFC received $197 in commissions from the sale of Fund shares.

During the six months ended May 31, 2001, directors of the Fund who are not affiliated with BFC received directors' fees aggregating $450 and the Fund's custodian has provided credits in the amount of $1,182 against custodian charges based on the uninvested cash balances of the Fund.

EAGLE GROWTH SHARES, INC.

FINANCIAL HIGHLIGHTS

The following table sets forth the per share operating performance data for a share of capital stock outstanding, total return, ratios to average net assets and other supplemental data for each period indicated.

Per Share Data	Six Months Ended May 31, 2001	Year Ended November 30,				
		2000	1999	1998	1997	1996
Net Asset Value, Beginning of Year	$12.19	$12.60	$12.95	$14.86	$13.57	$12.79
Income From Investment Operations						
Net Investment Income (Loss)	(0.12)	(0.14)	0.02	(0.07)	(0.14)	(0.05)
Net Realized and Unrealized Gain (Loss) on Investments	2.59	0.60	0.24	(0.20)	1.92	1.71
Total From Investment Operations...........	2.47	0.46	0.26	(0.27)	1.78	1.66
Less Distributions From:						
Net Investment Income.....................	—	0.02	—	—	—	—
Net Realized Gains	—	0.85	0.61	1.64	0.49	0.88
Total Distributions.........................	—	0.87	0.61	1.64	0.49	0.88
Net Asset Value, End of Period	$14.66	$12.19	$12.60	$12.95	$14.86	$13.57
Total Return* (%)	20.26	3.56	2.08	(1.76)	13.62	13.82
Ratios/Supplemental Data						
Net Assets, End of Period (in thousands)	$3,480	$2,874	$2,906	$3,100	$3,280	$3,060
Ratio to Average Net Assets:						
Expenses (%)	3.06 (a)	3.10	3.01	2.67	2.75	2.58
Net Income (Loss) (%)	(1.78)(a)	(1.13)	0.23	(0.50)	(0.95)	(0.43)
Ratio to Average Net Assets Before Expense Reimbursements:						
Expenses (%)	3.06 (a)	3.10	3.01	2.67	2.75	2.69
Net Income (Loss) (%)	(1.78)(a)	(1.13)	0.23	(0.50)	(0.95)	(0.54)
Portfolio Turnover Rate (%)	36	56	95	33	47	24

*Calculated without sales charge.

See notes to financial statements

8

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of
Directors of Eagle Growth Shares, Inc.

We have audited the accompanying statement of assets and liabilities of Eagle Growth Shares, Inc., including the portfolio of investments, as of May 31, 2001, and the related statement of operations for the six months then ended, the statements of changes in net assets for the six months then ended and the year ended November 30, 2000 and financial highlights for the six months ended May 31, 2001 and each of the four years in the period ended November 30, 2000. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended November 30, 1996, were audited by other auditors, whose report, dated December 16, 1996, expressed an unqualified opinion on these financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2001 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Eagle Growth Shares, Inc. at May 31, 2001, and the results of its operations for the six months then ended, changes in its net assets for the six months then ended and the year ended November 30, 2000 and financial highlights for the six months ended May 31, 2001 and each of the four years in the period ended November 30, 2000, in conformity with accounting principles generally accepted in the United States.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
June 18, 2001

EAGLE GROWTH SHARES, INC.

EAGLE GROWTH SHARES, INC.

1200 North Federal Highway, Suite 424, Boca Raton, FL 33432 (561) 395-2155

INVESTMENT ADVISOR, ADMINISTRATOR AND UNDERWRITER

BAXTER FINANCIAL CORP.,
1200 North Federal Highway, Suite 424, Boca Raton, FL 33432

CUSTODIAN

FIRSTAR BANK, N.A., P.O. Box 640115, Cincinnati, OH 45264-0115

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

AMERICAN DATA SERVICES, INC.
Hauppauge Corporate Center, 150 Motor Parkway, Suite 109, Hauppauge, NY 11788

LEGAL COUNSEL

STRADLEY, RONON, STEVENS & YOUNG, LLP Philadelphia, PA

AUDITORS

BRIGGS, BUNTING & DOUGHERTY, LLP Philadelphia, PA